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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           GENERAL AUTOMATION, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title or Class of Securities)

                               3 6 9 0 3 2 10 7
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                                (CUSIP Number)

   John R. Donnelly, 17731 Mitchell North, Irvine, CA 92714 (714) 250-4800
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                March 21, 1995
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 369032 10 7                                                Page 2 of 3

                               AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D
                                      OF
                             LEONARD N. MACKENZIE

         This Amendment No. 2 to the Statement on Schedule 13D filed by Leonard
N. Mackenzie ("Mackenzie") with the Securities and Exchange Commission on September 16, 1993, as amended by Amendment No. 1 thereto filed on March 30, 1995 (as amended, the "Schedule 13D"), relates to the Common Stock, par value $0.10 per share ("Common Stock"), of General Automation, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3.  Source and amount of Funds or other Consideration.

         Item 3 of the Schedule 13D is hereby amended to add the following information:

         All of the shares of Common Stock of the Issuer beneficially owned by the reporting person were acquired or, in connection with any exercise of stock options, will be acquired, by the reporting person with personal funds. Of such shares, 42,433 shares were acquired by the reporting person for cash in the aggregate amount of $26,160. The balance of such shares beneficially owned by the reporting person are issuable upon the exercise of stock options. The per share exercise prices of such stock options range from $0.75 to $0.86 and may be paid in the form of cash or in shares of the Issuer's Common Stock.

ITEM 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On March 21, 1995, the Issuer granted to the reporting person stock options to purchase 485,000 shares of the Issuer's Common Stock at an exercise price of $0.86 per share. The stock options are immediately exercisable and have a five (5) year term. The grant of such stock options was approved by the Issuer's stockholders during the Issuer's Annual Meeting of Stockholders held on January 19, 1995.

         The reporting person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) As of March 21, 1995, the reporting person was the beneficial owner of 927,433 shares of Common stock of the Issuer, representing approximately 11.26% of the issued and outstanding shares of Common Stock. Of such shares, 42,433 shares are directly owned by the reporting person and 845,000 shares may be acquired by the reporting person pursuant to the exercise of stock options.

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CUSIP No. 369032 10 7                                               Page 3 of 3


(b) With respect to 42,433 shares, the reporting person has the sole power to vote or to direct the vote and to dispose or direct the disposition of such shares of Common Stock. Upon exercise of employee stock options, the reporting person will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

(c) Other than the transactions described in Item 4 above, the reporting person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

(e)      Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

ITEM 7.  Material to be Filed as Exhibits.

         Not Applicable

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 29, 1995                     Leonard N. Mackenzie, Vice Chairman
                                           -----------------------------------
                                           Name/Title